Exhibit 99.1

INNEOVA Holdings Limited and Subsidiaries

Summary of Consolidated Financial and Other Data

	Six Months ended June 30,
	2026	2025

Revenue ($’000)	25,795	30,771
Income from operations ($’000)	711	1,102
Net income ($’000)	274	243

Net income per share ($)	0.02	0.02
Number of shares outstanding (’000)	16,170	16,170

●	Revenue decreased by approximately $4.9 million or 16.2% to approximately $25.8 million for the six months ended June 30, 2026 from approximately $30.8 million for the six months ended June 30, 2025.
●	Income from operations decreased by approximately $0.4 million to approximately $0.7 million for the six months ended June 30, 2026 from approximately $1.1 million for the six months ended June 30, 2025.
●	Net income was approximately $0.3 million for the six months ended June 30, 2026 as compared approximately $0.2 million for the six months ended June 30, 2025.
●	Net income per share was $0.02 as of June 30, 2026, compared to $0.02 as of June 30, 2025.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the six months ended June 30, 2026 and 2025, our net revenue amounted to approximately $25.8 million and approximately $30.8 million, respectively, of which INNEOVA Automotive Division accounted for approximately $8.1 million for the six months ended June 30, 2026 and approximately $12.3 million for the six months ended June 30, 2025, INNEOVA Industrial Division accounted for approximately $16.0 million for the six months ended June 30, 2026 and approximately $15.4 million for the six months ended June 30, 2025, , INNEOVA Engineering Division accounted for approximately $1.7 million for the six months ended June 30, 2026 and approximately $2.7 million for the six months ended June 30, 2025, and other (in the form of shipping charges) accounted for approximately $nil million for the six months ended June 30, 2026 and approximately $0.2 million for the six months ended June 30, 2025.

Our net income amounted to approximately $0.3 million and $0.2 million for the six months ended June 30, 2026 and 2025, respectively.

Revenue

As set forth in the following table, during the six months ended June 30, 2026 and 2025, our revenue was derived from the sale of products in our INNEOVA Automotive Division serving the automotive sector, our INNEOVA Industrial Division serving the industrial sector, our INNEOVA Engineering Division serving the industrial sector and Other as the provision of services (in the form of shipping charges):

	Six Months ended June 30,
	2026		2025
	$’000%		$’000%

Revenue
INNEOVA Automotive Division	8,094	31.4	12,394	40.3
INNEOVA Industrial Division	16,024	62.1	15,446	50.2
INNEOVA Engineering Division	1,677	6.5	2,730	8.9
Other (shipping charges)	-	-	201	0.6

Total	25,795	100.0	30,771	100.0

Our total revenue decreased by approximately $4.9 million or 16.2% to approximately $25.8 million for the six months ended June 30, 2026, from approximately $30.8 million for the six months ended June 30, 2025.

The total revenue of our INNEOVA Automotive Division decreased by approximately $4.3 million for the six months ended June 30, 2026.

The total revenue for our INNEOVA Industrial Division increased by approximately $0.6 million for the six months ended June 30, 2026.

The total revenue for our INNEOVA Engineering Division decreased by approximately $1.0 million for the six months ended June 30, 2026.

For the six months ended June 30, 2026 and 2025, our net income amounted to approximately $0.3 million and $0.2 million, respectively.

For the six months ended June 30, 2026 and 2025, approximately 43.3% and 44.0% of our total revenue, respectively, was generated from our customers located in Singapore and approximately 1.8% and 6.3% of our total revenue, respectively, was generated from customers located in the Middle East. For the same periods, our revenue generated from customers located in other countries accounted for approximately 55.0% and 49.7% of our total revenue, respectively.

Revenue by geographical locations

During the six months ended June 30, 2026 and 2025, the customers for our INNEOVA Automotive Division products, INNEOVA Industrial Division products and INNEOVA Engineering Division services were mainly located in Singapore and the Middle East. The following table sets out a breakdown of our revenue by geographic location of our customers for the six months ended June 30, 2026 and 2025:

	Six Months ended June 30,
	2026		2025
	$’000%		$’000%

Singapore
INNEOVA Automotive Division	1,079	4.2	3,788	12.3
INNEOVA Industrial Division	8,479	32.9	7,168	23.3
INNEOVA Engineering Division	1,600	6.2	2,571	8.4

Total	11,158	43.3	13,527	44.0

	Six Months ended June 30,
	2026		2025
	$’000%		$’000%

Middle East
INNEOVA Automotive Division	474	1.8	1,864	6.1
INNEOVA Industrial Division	-	-	74	0.2
INNEOVA Industrial Division	-	-	-*	-

Total	474	1.8	1,938	6.3

	Six Months ended June 30,
	2026		2025
	$’000%		$’000%

Other Countries(1), individually less than 5%
INNEOVA Automotive Division	6,541	25.4	6,741	21.9
INNEOVA Industrial Division	7,545	29.3	8,204	26.7
INNEOVA Engineering Division	77	0.3	160	0.5
Other (shipping charges)	-	-	201	0.6

Total	14,163	55.0	15,306	49.7

(1)	“Other Countries” means Malaysia, Indonesia, Thailand, Hong Kong, Taiwan, Vietnam, Philippines, South Korea, Japan, Australia, India, Pakistan, Sri Lanka, African and Latin America.

Singapore

The revenue in Singapore decreased by approximately $2.3 million, the six months ended June 30, 2026, as compared to the corresponding period ended June 30, 2025.

The revenue for our INNEOVA Automotive Division decreased by approximately $2.7 million, for the six months ended June 30, 2026, as compared to the corresponding period ended June 30, 2025, which was primarily attributable to the migration of the retail business from the INNEOVA Automotive Division to INNEOVA Industrial Division.

The revenue for our INNEOVA Industrial Division increased by approximately $1.3 million, for the six months ended June 30, 2026, as compared to the corresponding period ended June 30, 2025, which was primarily attributable to the migration of the retail business from the INNEOVA Automotive Division to INNEOVA Industrial Division.

The revenue for our INNEOVA Engineering Division decreased by approximately $1.0 million for the six months ended June 30, 2026 due to the decrease in demand from the local customers.

Middle East

The decrease in revenue in the Middle East by approximately $1.5 million for the six months ended June 30, 2026, as compared to the corresponding period ended June 30, 2025, which was primarily attributable to the war in Middle East.

Other Countries

Revenues from other countries decreased by approximately $1.1 million, which was primarily due to lower demand from new and recurring customers among various countries.

The revenue for INNEOVA Automotive Division decreased by approximately $0.2 million, for the six months ended June 30, 2026, as compared to the corresponding period ended June 30, 2025, which was primarily attributable to the decrease in demand from our customers from Malaysia, Indonesia, Philippines and Taiwan,

The revenue for our INNEOVA Industrial Division decreased by approximately $0.6 million, for the six months ended June 30, 2026, as compared to the corresponding period ended June 30, 2025, which was primarily attributable to the decrease in demand from our customers from Malaysia, Indonesia, , Vietnam, Philippines, Japan, Australia, Pakistan, Sri Lanka, African and Latin America.

The revenue for our INNEOVA Engineering Division decreased by approximately $0.08 million for the six months ended June 30, 2026 due to the decrease in demand from our customers.

The revenue for Other decreased by approximately $0.2 million, for the six months ended June 30, 2026, as compared to the corresponding period ended June 30, 2025, which was primarily attributable to the decrease in demand in the region.

Cost of revenue

During the six months ended June 30, 2026 and 2025, our Group’s cost of revenue was mainly comprised of purchasing finished products for resale. For the six months ended June 30, 2026 and 2025, our cost of revenue decreased by approximately $4.5 million, or 18%, from approximately $24.8 million for the six months ended June 30, 2025 to $20.4 million for the six months ended June 30, 2026. This decrease was primarily attributable to the decreased in total revenue.

	Six Months ended June 30,
	2026		2025
	$’000%		$’000%

INNEOVA Automotive Division	8,770	43.1	9,770	39.3
INNEOVA Industrial Division	9,910	48.6	12,926	52.0
INNEOVA Engineering Division	1,681	8.3	2,149	8.7

Total	20,361	100.0	24,845	100.0

Gross profit and gross profit margin

The table below sets forth our Group’s gross profit and gross profit margin by business sector during the six months ended June 30, 2026 and 2025:

	Six Months ended June 30,
	2026		2025
	Gross Profit	Gross Margin	Gross Profit	Gross Margin
	$’000%		$’000%

INNEOVA Automotive Division	(676)	(8.4)	2,624	21.2
INNEOVA Industrial Division	6,113	38.2	2,520	16.3
INNEOVA Engineering Division	(4)	(0.2)	581	21.3
Services (shipping charges)	-	-	201	100.0

Total	5,433	21.1	5,926	19.3

Our total gross profit amounted to approximately $5.4 million and approximately $5.9 million for the six months ended June 30, 2026 and 2025, respectively. Our overall gross profit margins were approximately 21.1% and 19.3% for the six months ended June 30, 2026 and 2025, respectively. Our total gross profit margin increased slightly over the six months ended June 30, 2026 from 2025.

Selling and distribution expenses

Our selling and distribution expenses mainly included promotion and marketing expenses and transportation expenses for inbound and outbound shipments. The following table sets forth the breakdown of our selling and distribution expenses for the six months ended June 30, 2026 and 2025:

	Six Months ended June 30,
	2026	2025
	$’000	$’000

Promotion and marketing expenses	275	434
Transportation expenses	350	397

Total	625	831

Our selling and distribution expenses decreased to approximately $0.6 million for the six months ended June 30, 2026 from approximately $0.8 million for the six months ended June 30, 2025.

General and administrative expenses

The following table sets forth the breakdown of our general and administrative expenses for the six months ended June 30, 2026 and 2025:

	Six Months ended June 30,
	2026		2025
	$’000%		$’000%

Staff costs	2,646	77.4	2,495	69.4
Property and related expenses	62	1.8	288	8.0
Miscellaneous expenses	495	14.5	607	16.9
Legal and professional fees	209	6.1	194	5.4
Office supplies and upkeep expenses	5	0.2	13	0.3

Total	3,417	100.0	3,597	100.0

Our general and administrative expenses decreased to approximately $3.4 million for the six months ended June 30, 2026, from approximately $3.6 million for the six months ended June 30, 2026.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs to our employees and directors’ remuneration. The staff costs of our Group had increased to approximately $2.6 million for the six months ended June 30, 2026 from approximately $2.5 million for the six months ended June 30, 2025.

Property and related expenses mainly represented property tax and related expenses in Singapore and listed company.

Miscellaneous expenses were mainly comprised of insurance expenses, office supplies, legal and professional fees, charitable donations, and other miscellaneous expenses.

Depreciation

	Six Months ended June 30,
	2026		2025
	$’000%		$’000%

Depreciation	679	100.0	396	100.0

Total	679	100.0	396	100.0

Depreciation expense is charged on our property, plant and equipment, which included (i) leasehold buildings; (ii) right-of-use assets; (iii) tools and equipment; (iv) furniture and fittings; (v) computer equipment; and (vi) motor vehicles.

Other Income (Expense), Net

The following table sets forth the breakdown of our other income (expense) for the six months ended June 30, 2026 and 2025:

	Six Months ended June 30,
	2026	2025
	$’000	$’000

Interest income	17	30
Interest expense	(574)	(705)
Government grant	26	29
Gain on disposal of property and equipment	-	10
Foreign exchange (loss) gain, net	18	(210)
Other income	76	73

Total	(437)	(773)

Interest expenses decreased to approximately $0.5 million for the six months ended June 30, 2026 from approximately $0.7 million for the six months ended June 30, 2025 from our bank loans and financing facilities.

We reported approximately $0.02 million of net foreign exchange gain for the six months ended June 30, 2026 and approximately $0.2 million of net foreign exchange loss for the six months ended June 30, 2025.

Income Tax Expenses

During the six months ended June 30, 2026 and 2025, our income tax expense was comprised of our current tax expense and deferred tax for the period.

For the six months ended June 30, 2026, there is no provision for our income tax expense.

For the six months ended June 30, 2026, our income tax expense was approximately $0.09 million and our effective tax rate was 24.0% due to increased non-deductible expenses. The drop was due to the low net profits arrived from INNEOVA Automotive Division and INNEOVA Industrial Division.

Net Income

As a result of the foregoing, our net income amounted to approximately $0.3 million and $0.2 million for the six months ended June 30, 2026 and 2025, respectively.

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through a combination of cash generated from our operations and loans from banking facilities. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from this offering and other equity and debt financings as and when appropriate.

Cash flows

The following table summarizes our cash flows for the six months ended June 30, 2026 and 2025:

	Six Months ended June 30,
	2026	2025
	$’000	$’000

Cash and cash equivalents, and restricted cash as at beginning of the period	1,374	2,044

Net cash provided by (used in) operating activities	1,421	(301)
Net cash used in investing activity	(46)	(1,180)
Net cash (used in) provided by financing activities	(1,721)	777
Effect on exchange rate change on cash and cash equivalents, and restricted cash	(70)	1,110

Net change in cash and cash equivalents, and restricted cash	(416)	406

Cash and cash equivalents, and restricted cash as at end of the period	958	2,450

Cash flows from operating activities

For the six months ended June 30, 2026, our net cash generated by operating activities was approximately $1.4 million, which primarily consisted of our net income of approximately $0.2 million, adding back (i) the non-cash depreciation of property, plant and equipment and right-of-use assets of approximately $0.7 million, (ii) the decrease in accounts receivable of approximately $1.1 million, (iii) the increase in accounts payables and accrued liabilities, and customer deposits of approximately $6.0 million and was partially offset (a) the increase in inventories of approximately $1.6 million, (b) the decrease in deposits, prepayments and other receivables of approximately $5.3 million (c) the decrease in tax payables of approximately $0.2 million (d) the decrease in repayment of operating lease liabilities approximately $0.4 million.

For the six months ended June 30, 2025, our net cash used in by operating activities was approximately $0.4 million, which primarily consisted of our net income of approximately $0.2 million, adding back (i) the non-cash depreciation of property, plant and equipment and right-of-use assets of approximately $0.4 million, (ii) the provision for impairment of estimated credit losses of approximately $0.1 million, and (iii) the decrease in accounts receivable of approximately $0.6 million, (iv) the increase in accounts payables and accrued liabilities, and customer deposits of approximately $1.3 million and was partially offset (a) the increase in inventories of approximately $0.08 million, (b) the decrease in deposits, prepayments and other receivables of approximately $2.8 million (c) the decrease in tax payables of approximately $0.05 million.

Cash flows from investing activity

For the six months ended June 30, 2026, our net cash used in investing activities was approximately $0.04 million, which was primarily consisting of the purchase of property, plant and equipment of approximately $0.04 million.

For the six months ended June 30, 2025, our net cash used in investing activities was approximately $1.2 million, which was primarily consisting of the purchase of property, plant and equipment of approximately $1.2 million.

Cash flows from financing activities

Our cash flows used in financing activities primarily consists of interest paid, proceeds from loans, repayment of loans, payment for interest portion of lease liabilities and payment for capital portion of lease liabilities.

For the six months ended June 30, 2026, our net cash used in financing activities of approximately $1.7 million, which mainly consisted of the repayment of bank loans of approximately $0.2 million, the net cash generated from repayment of lease liabilities of approximately $0.02 million and the repayment of balance with related parties of approximately of $1.5 million.

For the six months ended June 30, 2025, our net cash generated from financing activities of approximately $0.8 million, which mainly consisted of the proceeds from bank loans of approximately $1.9 million, the repayment of lease liabilities of approximately $0.1 million and the repayment of balance with related parties of approximately of $2.0 million.

About INNEOVA Holdings Limited

INNEOVA Holdings Limited (Nasdaq: INEO, “INNEOVA Holdings”) is a leading Singapore-based provider of high-quality Original Equipment Manufacturer (“OEM”), third-party branded and in-house branded replacement parts for motor vehicles and non-vehicle combustion engines and system lifecycle analysis and engineering services for infrastructure and mobility platforms.

INNEOVA Automotive Division: We provide an extensive range of genuine OEM and aftermarket parts for passenger vehicles, trucks, and buses. Our offerings include parts from manufacturers’ brands, trusted third-party labels, and our in-house brands.

INNEOVA Industrial Division: Catering to industries like construction, marine, power generation, mining, and transportation, we offer specialized spare parts focusing on filtration systems, lubricants, batteries, and internal combustion engine components.

INNEOVA Engineering Division: We provide system lifecycle analysis and engineering services for infrastructure and mobility platforms to generate innovative and sustainable solutions for maximum uptime and optimal total cost of ownership for our customers. Driven by uptime, delivered through expertise.

Our unwavering commitment to quality ensures customers experience maximum uptime, enhanced performance, and reduced total cost of ownership throughout the lifecycle of their machines. For more information, visit https://www.inneova.co.

Safe Harbor Statement

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “seeks,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and INNEOVA Holdings Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

Contact:

INNEOVA Holdings Limited Contact:

Ivy Lee

Chief Financial Officer

Telephone +65 6383 7540

ivy.lee@soonaik.com